May 1, 2017

Please vote AGAINST Directors Robert H. Strouse and Harry S. Cherken Jr. at Urban Outfitters, Inc. (NASDAQ: URBN) Annual Meeting on May 23, 2017.

Dear Urban shareholder,

In light of persistent board composition issues, we urge you to join us in voting against the re-election of Robert H. Strouse and Harry S. Cherken Jr., the two longest serving directors on the Nominating and Governance Committee, at the upcoming Urban Outfitters, Inc. shareholders’ meeting.   Mr. Strouse, as lead independent director and chair of the Nominating and Governance Committee, has particular responsibility for the board structure. In addition, Mr. Cherken has conflicts of interest that make him a poor choice for a key committee. The board’s current makeup bears the hallmarks of a highly insular and long tenured board, one that reflects the Nominating and Governance Committee’s failure to maintain a robust and credible recruitment process.

The company has suffered from years of stagnant revenue growth and a slumping stock price.  While the retail and apparel sector, more generally, has also suffered from falling stock prices, Urban’s stock price has fallen more dramatically than peers, down almost 34% since April 2014.   The company’s historical EPS growth for the last 3-5 years is -5.25%, underperforming against the retail and apparel industry rate of -.37%.  Further, the company was recently excluded from the S&P 500 as a result of its lower market capitalization in March 2017. The poor performance calls for board reform.

Nominating and Governance Committee members Mr. Strouse and Mr. Cherken should be held accountable for the following shortcomings:

•         Low Independence and Long Tenure: The board’s overall independence is below that of a typical mid-cap company.  Co-founders Scott Belair and Richard Hayne have each sat on the board for 41 years, and Mr. Hayne currently acts as both CEO and Chair.  Several family members of Mr. Hayne and Mr. Belair work or provide services for the company.  Further, Mr. Belair and Mr. Cherken should be viewed as non-independent due to material relationships with the company.  They sit on the Audit Committee and Nominating and Governance Committee, respectively.

•         Poor Responsiveness to Outside Shareholders:  Outside shareholders have for years voiced their concerns over the board’s composition, yet the board has been largely unresponsive by only adding new directors rather than asking directors with low outside shareholder support to step down.

•         Extreme Insularity of the Board: The board suffers from a dearth of ethnic diversity and low female diversity, particularly when one of the two women on the board is not independent.  Further, the lack of diversity is surprising for a retailer that focuses on female customers and also touts an extensive global supply chain.

•         Broken Nomination Process: The board is so insular that it has led to a broken nomination process.  Improving the diversity of the board is needed to disrupt the echo chamber and redirect the company’s strategies to improve Urban’s performance.

The CtW Investment Group works with union-sponsored pension funds to enhance long-term shareholder returns through active ownership.  These funds have $250 billion in assets under management and are substantial Urban Outfitters shareholders.

The Board Suffers from Low Independence and Long Average Tenure as Compared to Peers

Compared to peers, Urban’s board suffers from a mere 56%1 independence level versus the S&P MidCap at 82%.2  The number of individuals and organizations that are either related or have significant business ties to four out of nine board members is also concerning.   These relationships are outlined below:

•         Mr. Cherken, director for 28 years, is a partner at Drinker, Biddle & Reath, LLP (“Drinker Biddle”).  The company paid Drinker Biddle $2,419,967 for legal services in 2016.

•         In 2013, responding to criticism that Urban lacked any female directors, the board added Mr. Hayne’s wife, Margaret Hayne, rather than an independent female director.  Ms. Hayne has also been employed by the company since 1982, and currently serves as Chief Creative Officer of Urban Outfitters, Inc. and CEO of Free People, the company’s subsidiary.  In this capacity, she earned $537,570 in compensation for her work as an executive at the company.

•         Mr. and Ms. Hayne’s son, David, was appointed Chief Digital Officer in August 2016, earning $644,233 for 2017, and was previously COO of Free People.

•         Azeez Hayne, the company’s General Counsel and Corporate Secretary since June 2015, is the nephew of Mr. Hayne.  In this position, he advises the company’s management on company strategies and execution.

•         The Addis Group is the company’s insurance broker and risk management consultant.  While the company did not pay compensation directly to Addis Group, Addis Group received commissions from other parties to such transactions.  Scott Addis was President of Addis Group until December 31, 2015, and is the brother-in-law of Mr. Hayne and Ms. Hayne.

•         According to the company’s proxy, Wade L. McDevitt, owner of McDevitt Co., a real estate company that “[acts] as a broker in substantially all of the company’s new real estate transactions,” is the brother-in-law of Mr. Belair.  The company has not paid McDevitt Co. directly, but McDevitt Co. has received commissions related to these transactions.  Two other entities affiliated with McDevitt were also paid real estate commissions totaling $301,121.  Furthermore, in September 2016, the company, through its subsidiary, Anthropologie, entered into a ground lease with Waterloo Devon, where McDevitt is the general partner and a minority owner, to rent six acres of land in Pennsylvania.  The initial rental rate is $1.1 million with the aggregate amount payable over the five year term at $62.1 million.

•         Wendy McDevitt, wife of Mr. McDevitt, is the Chief Talent Ambassador at Urban Outfitters, and previously worked in various capacities for the company since 1991.

1 We categorize Directors Richard Hayne, Margaret Hayne, Scott Belair, and Harry Cherken as non-independent.

2 “Board Composition”, EY Center for Board Matters, as of March 31, 2017, available at http://www.ey.com/us/en/issues/governance-and-reporting/ey-corporate-governance-by-the-numbers#boardcomposition

The company’s history of rewarding family members and affiliates of board members suggests that Urban continues to be run as a family business, rather than a $2.6 billion dollar publicly traded company with a large majority of outside investors.  Board independence is one of the most critical and basic tenets of good governance.   Having a reliable, credible and independent board is essential to ensuring outside public investors can call on the board to act in the best interests of long term shareholders.  By way of example, in 2016, the company acquired a pizza chain founded by Marc Vetri, who had worked with Mr. Hayne for years, specifically on several charitable projects.  Mr. Vetri even stated that he often talked with Urban representatives when they came into his restaurants, which is how the deal came about.  Such relationships suggest that the Vetri pizza acquisition by Urban, a company that specializes in retail, may not have been an arms-length transaction and rather revolved around a personal relationship between Vetri and Chairman and CEO Hayne, similar to the business arrangements involving various board members outlined above.

Further, the average tenure of directors at Urban is 19 years, as compared to the average tenure for the S&P MidCap of 9.4 years.3  In fact, at least five of Urban’s nine directors have a tenure of greater than 12 years.  Long tenure can compromise a director’s ability to objectively evaluate management’s business judgment.  While we recognize the value and the experience that tenured directors bring, long-tenured directors may also be inhibited from acting independently of other long standing board members, which may lead to a group-think mentality.  The failure to adequately refresh the board and improve its overall independence falls squarely on Nominating and Governance Committee Members Mr. Strouse and Mr. Cherken, who themselves suffer from high tenure, and in Mr. Cherken’s case, a lack of independence due to significant business ties with the company.

The Board’s Response to the Concerns of a Majority of Outside Shareholders is Inadequate

Greater independence at the board level is especially relevant given that, collectively, the Hayne family, Mr. Belair and Mr. Cherken control about 35% of the voting power at Urban, meaning that the voice of outside shareholders is marginalized.  For example, shareholders opposed Mr. Belair and Mr. Cherken by just under 40% in both 2016 and 2015, and in 2014, shareholders opposed Mr. Belair by almost 46%.  In 2015, shareholders opposed Ms. Hayne and Mr. Hayne by 30.5% and 28.8%, respectively, and in 2014 Ms. Hayne was opposed by 42.3% of shareholders despite her family owning a significant portion of shares.  In fact, if we were to exclude the shares held by the Hayne family, Mr. Belair, and Mr. Cherken,4 all four directors would have failed or almost failed to receive a majority of outside shareholder support in the years cited above.  The company, however, did not replace these individuals with new directors, but instead merely expanded the board in size by adding one more director in 2016.

The Board Suffers from a Lack of Diversity

As noted above, Urban’s board suffers from unusually low levels of independence and is in need of new, more diverse perspectives.  While we recognize that two of the board’s nine directors are women, one of these women, Ms. Hayne, is CEO and Chair Hayne’s wife as well as a company executive, compromising her independence and ability to critically evaluate management’s business decisions.  The company also has a lack of racial diversity, making it an outlier compared to peers. ISS calculates that 81% of S&P 500 companies and 57% of MidCap boards had at least one non-Caucasian board member at the end of 2016.5  Instead, the company’s board is largely composed of individuals with a law and finance background, rather than individuals with outside retail experience, particularly with global supply chains.

3 “U.S. Board Practices Study,” ISS, March 17, 2017, p. 46.

4 We assume that all shares owned by Belair, Cherken, and the Hayne family would have been voted with management.

This dearth of diverse board members is especially concerning when the company’s namesake brand is targeted at a broad range of college age consumers that are “culturally sophisticated,”6 and the core customer base for both Free People and Anthropologie is women.  Further, the company’s growing wholesale segment works with over 1900 retailers worldwide, with such segment accounting for 8.1% of consolidated net sales in the last year, indicating the financial importance of the company’s global reach.  The company also relies heavily on sourcing from international vendors in order to obtain a wide variety of goods, with its buyers and designers “[travelling] the world,”7 yet has no directors with outside experience in global supply chains.  For a company that is so reliant on global sourcing and focused on women, it is surprising that the board consists of largely Caucasian males with law and finance backgrounds.

We, like many investors, believe that diversity in the boardroom leads to healthier debates, better decision making, and greater adaptability to change.  Several studies have found a positive link between company performance and greater board diversity.  One study notes the positive relationship between ethnic and gender diversity and firm performance, as measured by Tobins Q.8  Most recently, a study by MSCI found greater Return on Equity at companies with significant gender diversity among board members.9 In addition, research conducted by the Credit Suisse Research Institute, which examined the performance of 2,360 companies globally over a six year period, found that the share price performance at companies with some female participation on their boards outperformed companies that lacked any female representation.10 Another study conducted jointly by Rutgers and Iowa State Universities found that the percentage of women and minorities on boards of directors is positively associated with financial indicators of firm performance.11

The Board’s Insularity Has Led to a Broken Nomination Process

Since 2011, the company has received four12 shareholder proposals requesting the board to adopt a board diversity policy, the most recent of which, in 2014, received 33.4% support, despite the fact that Mr. and Ms. Hayne, Mr. Belair and Mr. Cherken controlled almost 24% of voting power at the time.  Such level of support was above the average level of support for board diversity resolutions that year at 30.1%.13  While the board has added four new board members since 2011, all four of these directors are white, as identified by ISS, and one was related to Mr. Hayne.  Further, none of the new, independent directors to the board have experience in the retail or clothing sector.  The board’s failure to address ongoing concerns regarding its composition is indicative of complacency with regards to its own make up and the overall trajectory of the company.  Given the company’s failure to address growing concerns regarding the diversity of the board and changes in consumer spending habits, the Nominating Committee has largely failed to recognize the necessary director qualifications required during this very critical juncture at Urban.

5 “U.S. Board Practices Study,” ISS, March 17, 2017, p. 33.

6 Urban Outfitters 2017 10-K, p. 3

7 “Global Collaborations, ” Urban Outfitters website, date accessed April 27, 2017, available at http://www.urbn.com/global-community-initiatives/global-collaborations

8 “Corporate Governance, Board Diversity and Firm Value,” David A. Carter, Betty Simkins, and W. Gary Simpson., Corporate Governance, 38 FIN. REV. 33, 51 (2003).

9 “Women on Boards: Global Trends on Gender Diversity on Corporate Boards,” MSCI. November 2015

10 “Gender Diversity and Corporate Performance,” Credit Suisse Research Institute, August 2012.

11 "Board of Director Diversity and Firm Financial Performance," Corporate Governance: An International Review, Vol. 11, pp. 102-111, Erhardt, Niclas L., Werbel, James D. and Shrader, Charles B., Rutgers School of Management and Labor Relations and Iowa State University Department of Management and Marketing, April 2003.

12 The proposal in 2015 requesting the adoption of a board diversity policy was withdrawn.

Conclusion

As shareholders, we must send the board a clear message at this year’s shareholder meeting on May 23 that we are exasperated by the board’s insular composition and lack of independence. As the longest serving directors of the Nominating Committee, Mr. Strouse and Mr. Cherken must be held responsible. Therefore, we urge you to vote against their re-election.

Please contact my colleague Tejal K. Patel at tejal.patel@ctwinvestmentgroup.com with any questions.

Sincerely,

Dieter Waizenegger

Executive Director, CtW Investment Group

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

13“2016 United States E&S Post Season Review,” ISS, October 26, 2016, p. 11.